GROWBLOX SCIENCES, INC.
7251 West Lake Mead Blvd, Suite 300
Las Vegas, Nevada 89128

January 22, 2015

Via EDGAR

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Washington, D.C. 20549

Re:           Growblox Sciences, Inc. (the “Company”)
Form S-1; File No. 333-198967 (the “Registration Statement”)
Withdrawal of Request for Acceleration

Dear Mr. Schwall:

On January 14, 2015, as CEO of the Company, I requested in behalf of the Company, the acceleration of the effective date and time of the Registration Statement to 3:00 p.m. Eastern time on January 21, 2015.  Again in behalf of the Company I hereby withdraw our request for acceleration of the Registration Statement as of January 21, 2015, or any other date.

Very truly yours,

/s/ Craig Ellins

Craig Ellins
Chief Executive Officer